ONE EARTH ENERGY, LLC
1306 8th Street
Gibson City, Illinois
Telephone: (217) 784-4284
November 2, 2006
U.S. Securities & Exchange Commission
Attn: Max A. Webb
Assistant Director
100 F. Street, NE
Washington, DC 20549

Re:	One Earth Energy, LLC Registration Statement on Form SB-2 File No. 333-135729
Dear Mr. Webb:
Please accept this letter as a request by One Earth Energy, LLC (the “Company”) to accelerate the effective date of the registration statement currently pending before the Commission to Monday, November 6, 2006 at 5:00 p.m. EST or as soon as reasonably practicable thereafter. We believe none of the circumstances described in Rule 461(b) exist and that acceleration of the effective date is proper and beneficial.
We acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact us with any questions or concerns.

Sincerely, ONE EARTH ENERGY, LLC
By:	/s/ Steven P. Kelly
Steven P. Kelly, President